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                           CERTIFICATE

     I, Nicolette D. Parrish, hereby certify that I am the duly elected and acting Assistant Secretary of SteinRoe Variable Investment Trust, a Massachusetts business trust (the "Trust") and that the following is a true and correct copy of a certain resolution duly adopted by the Board of Trustees of the Trust at a meeting held in accordance with the By-Laws on February 8, 2000:

     RESOLVED, that Section 6.01 of the By-Laws is amended and restated as follows:

         Section 6.01. General. All deeds, documents, transfers, contracts, agreements and other instruments requiring execution by the Trust shall be signed by the President, any Executive Vice-President, any Senior Vice-President, any Vice-President, the Controller, the Secretary, or the Treasurer, or as the Board of Trustees may otherwise, from time to time, authorize. Any such authorization may be general or confined to specific instances.

     IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of March, 2000.

                                   /s/NICOLETTE D. PARRISH
                                   Assistant Secretary

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